Form 10-K, Exhibit 13
period 2004-03-31
FOREST LABORATORIES INC
filed 2004-06-14
CIK 38074

EXHIBIT 13

 QUARTERLY STOCK MARKET PRICES

	High	Low
April-June 2002	$41.775	$34.150
July-September 2002	41.725	32.125
October-December 2002	54.990	42.950
January-March 2003	56.360	44.450
April-June 2003	61.350	46.850
July-September 2003	56.190	41.850
October-December 2003	63.230	45.750
January-March 2004	78.030	61.500

As of June 11, 2004 there were 1,876 stockholders of record of the Company's common stock.

SELECTED FINANCIAL DATA
March 31, (In thousands)	2004	2003	2002	2001	2000
Financial Position:
Current Assets	$2,916,234	$2,255,333	$1,195,112	$ 884,149	$ 676,472
Current Liabilities	604,754	564,397	324,968	223,618	242,329
Net Current Assets	2,311,480	1,690,936	870,144	660,531	434,143
Total Assets	3,862,736	2,918,107	1,951,873	1,446,930	1,128,881
Total Stockholders' Equity	3,255,864	2,351,818	1,625,089	1,222,114	884,690

Years Ended March 31, (In thousands,
except per share data)	2004	2003	2002	2001	2000
Summary of Operations:
Net Sales	$2,650,432	$2,206,706	$1,566,626	$1,174,527	$872,822
Other Income	29,842	39,100	35,198	30,647	26,479
Costs and Expenses	1,743,452	1,425,237	1,131,646	906,447	741,854
Income Before Income Tax Expense	936,822	820,569	470,178	298,727	157,447
Income Tax Expense	200,948	198,581	132,224	83,631	44,759
Net Income	735,874	621,988	337,954	215,096	112,688
Net Income Per Share:
Basic	$2.01	$1.72	$0.95	$0.62	$0.34
Diluted	$1.95	$1.66	$0.91	$0.59	$0.32
Weighted Average Number of
Common and Common
Equivalent Shares
Outstanding :
Basic	365,447	360,874	355,390	349,056	335,132
Diluted	376,779	373,702	370,484	365,968	351,780

No dividends were paid on common shares in any period.

All amounts give effect to the December 2002 100% stock dividend (refer to Note 1 to the consolidated financial statements).