Form 10-K, Exhibit 13
period 2005-03-31
FOREST LABORATORIES INC
filed 2005-06-14
CIK 38074

EXHIBIT 13

 QUARTERLY STOCK MARKET PRICES

	High	Low
April-June 2003	$61.35	$46.85
July-September 2003	56.19	41.85
October-December 2003	63.23	45.75
January-March 2004	78.03	61.50
April-June 2004	75.40	54.97
July-September 2004	57.24	41.10
October-December 2004	49.10	36.10
January-March 2005	45.14	36.25

As of June 10, 2005 there were 1,730 stockholders of record of the Company's common stock.

SELECTED FINANCIAL DATA
March 31, (In thousands)	2005	2004	2003	2002	2001
Financial Position:
Current Assets	$2,708,022	$2,916,234	$2,255,333	$1,195,112	$ 884,149
Current Liabilities	563,690	604,754	564,397	324,968	223,618
Net Current Assets	2,144,332	2,311,480	1,690,936	870,144	660,531
Total Assets	3,705,002	3,862,736	2,918,107	1,951,873	1,446,930
Total Stockholders' Equity	3,132,385	3,255,864	2,351,818	1,625,089	1,222,114

Years Ended March 31, (In thousands,
except per share data)	2005	2004	2003	2002	2001
Summary of Operations:
Net Sales	$3,052,408	$2,650,432	$2,206,706	$1,566,626	$1,174,527
Other Income	107,231	29,842	39,100	35,198	30,647
Costs and Expenses	1,974,884	1,743,452	1,425,237	1,131,646	906,447
Income Before Income Tax Expense	1,184,755	936,822	820,569	470,178	298,727
Income Tax Expense	345,950	200,948	198,581	132,224	83,631
Net Income	838,805	735,874	621,988	337,954	215,096
Net Income Per Share:
Basic	$2.30	$2.01	$1.72	$0.95	$0.62
Diluted	$2.25	$1.95	$1.66	$0.91	$0.59
Weighted Average Number of
Common and Common
Equivalent Shares
Outstanding :
Basic	363,991	365,447	360,874	355,390	349,056
Diluted	372,090	376,779	373,702	370,484	365,968

No dividends were paid on common shares in any period.

All amounts give effect to the December 2002 100% stock dividend (refer to Note 1 to the consolidated financial statements).