Form 10-K, Exhibit 13
period 2006-03-31
FOREST LABORATORIES INC
filed 2006-06-14
CIK 38074

EXHIBIT 13

 QUARTERLY STOCK MARKET PRICES

	High	Low
April-June 2004	75.40	54.97
July-September 2004	57.24	41.10
October-December 2004	49.10	36.10
January-March 2005	45.14	36.25
April-June 2005	40.76	32.46
July-September 2005	45.21	37.85
October-December 2005	42.44	34.54
January-March 2006	48.51	39.60

As of June 9, 2006 there were 1,578 stockholders of record of the Company's common stock.

SELECTED FINANCIAL DATA

March 31, (In thousands)	2006	2005	2004	2003	2002
Financial Position:
Current Assets	$2,207,187	$2,708,022	$2,916,234	$2,255,333	$1,195,112
Current Liabilities	420,967	563,690	604,754	564,397	324,968
Net Current Assets	1,786,220	2,144,332	2,311,480	1,690,936	870,144
Total Assets	3,119,840	3,705,002	3,862,736	2,918,107	1,951,873
Total Stockholders' Equity	2,697,809	3,132,385	3,255,864	2,351,818	1,625,089

Years Ended March 31, (In thousands,
except per share data)	2006	2005	2004	2003	2002
Summary of Operations:
Net Sales	$2,793,934	$3,052,408	$2,650,432	$2,206,706	$1,566,626
Other Income	168,456	107,231	29,842	39,100	35,198
Costs and Expenses	2,092,878	1,974,884	1,743,452	1,425,237	1,131,646
Income Before Income Tax Expense	869,512	1,184,755	936,822	820,569	470,178
Income Tax Expense	160,998	345,950	200,948	198,581	132,224
Net Income	708,514	838,805	735,874	621,988	337,954
Net Income Per Share:
Basic	$2.11	$2.30	$2.01	$1.72	$0.95
Diluted	$2.08	$2.25	$1.95	$1.66	$0.91
Weighted Average Number of
Common and Common
Equivalent Shares
Outstanding :
Basic	335,912	363,991	365,447	360,874	355,390
Diluted	340,321	372,090	376,779	373,702	370,484

No dividends were paid on common shares in any period.

All amounts give effect to the December 2002 100% stock dividend.