Form 10-K, Exhibit 13
period 2007-03-31
FOREST LABORATORIES INC
filed 2007-05-30
CIK 38074

EXHIBIT 13

 QUARTERLY STOCK MARKET PRICES

	High	Low
April-June 2005	40.76	32.46
July-September 2005	45.21	37.85
October-December 2005	42.44	34.54
January-March 2006	48.51	39.60
April-June 2006	45.01	36.18
July-September 2006	51.53	37.82
October-December 2006	54.70	46.34
January-March 2007	57.97	50.00

As of May 25, 2007 there were 1,407 stockholders of record of the Company's common stock.

SELECTED FINANCIAL DATA

March 31, (In thousands)	2007	2006	2005	2004	2003
Financial Position:
Current Assets	$2,422,717	$2,207,187	$2,708,022	$2,916,234	$2,255,333
Current Liabilities	627,608	420,967	563,690	604,754	564,397
Net Current Assets	1,795,109	1,786,220	2,144,332	2,311,480	1,690,936
Total Assets	3,653,372	3,119,840	3,705,002	3,862,736	2,918,107
Total Stockholders' Equity	3,024,813	2,697,809	3,132,385	3,255,864	2,351,818

Years Ended March 31, (In thousands,
except per share data)	2007	2006	2005	2004	2003
Summary of Operations:
Net Sales	$3,183,324	$2,793,934	$3,052,408	$2,650,432	$2,206,706
Other Income	258,461	168,456	107,231	29,842	39,100
Costs and Expenses	2,732,941	2,092,878	1,974,884	1,743,452	1,425,237
Income Before Income Tax Expense	708,844	869,512	1,184,755	936,822	820,569
Income Tax Expense	254,741	160,998	345,950	200,948	198,581
Net Income	454,103	708,514	838,805	735,874	621,988
Net Income Per Share:
Basic	$1.43	$2.11	$2.30	$2.01	$1.72
Diluted	$1.41	$2.08	$2.25	$1.95	$1.66
Weighted Average Number of
Common and Common
Equivalent Shares
Outstanding:
Basic	318,539	335,912	363,991	365,447	360,874
Diluted	322,781	340,321	372,090	376,779	373,702

No dividends were paid on common shares in any period.

All amounts give effect to the December 2002 100% stock dividend.