Form 10-K, Exhibit 13
period 2008-03-31
FOREST LABORATORIES INC
filed 2008-05-30
CIK 38074

EXHIBIT 13

 QUARTERLY STOCK MARKET PRICES

	High	Low
April-June 2006	45.01	36.18
July-September 2006	51.53	37.82
October-December 2006	54.70	46.34
January-March 2007	57.97	50.00
April-June 2007	56.65	44.51
July-September 2007	47.53	35.01
October-December 2007	41.00	34.89
January-March 2008	42.76	35.10

As of May 28, 2008 there were 1,316 stockholders of record of the Company's common stock.

SELECTED FINANCIAL DATA

March 31, (In thousands)	2008	2007	2006	2005	2004
Financial Position:
Current Assets	$2,907,504	$2,422,717	$2,207,187	$2,708,022	$2,916,234
Current Liabilities	610,825	627,608	420,967	563,690	604,754
Net Current Assets	2,296,679	1,795,109	1,786,220	2,144,332	2,311,480
Total Assets	4,525,367	3,653,372	3,119,840	3,705,002	3,862,736
Total Stockholders' Equity	3,715,317	3,024,813	2,697,809	3,132,385	3,255,864

Years Ended March 31, (In thousands,
except per share data)	2008	2007	2006	2005	2004
Summary of Operations:
Net Sales	$3,501,802	$3,183,324	$2,793,934	$3,052,408	$2,650,432
Other Income	334,527	258,461	168,456	107,231	29,842
Costs and Expenses	2,625,932	2,732,941	2,092,878	1,974,884	1,743,452
Income Before Income Tax Expense	1,210,397	708,844	869,512	1,184,755	936,822
Income Tax Expense	242,464	254,741	160,998	345,950	200,948
Net Income	967,933	454,103	708,514	838,805	735,874
Net Income Per Share:
Basic	$3.08	$1.43	$2.11	$2.30	$2.01
Diluted	$3.06	$1.41	$2.08	$2.25	$1.95
Weighted Average Number of
Common and Common
Equivalent Shares
Outstanding:
Basic	314,660	318,539	335,912	363,991	365,447
Diluted	316,133	322,781	340,321	372,090	376,779

No dividends were paid on common shares in any period.