Form 10-K, Exhibit 13
period 2009-03-31
FOREST LABORATORIES INC
filed 2009-05-29
CIK 38074

EXHIBIT 13

QUARTERLY STOCK MARKET PRICES
	High	Low
April-June 2007	56.65	44.51
July-September 2007	47.53	35.01
October-December 2007	41.00	34.89
January-March 2008	42.76	35.10
April-June 2008	41.27	31.75
July-September 2008	39.02	26.17
October-December 2008	28.33	19.23
January-March 2009	27.15	18.37

As of May 28, 2009 there were 1,263 stockholders of record of the Company's common stock.

SELECTED FINANCIAL DATA
March 31, (In thousands)	2009	2008	2007	2006	2005
Financial Position:
Current Assets	$3,785,954	$3,036,649	$2,422,717	$2,207,187	$2,708,022
Current Liabilities	817,828	610,825	627,608	420,967	563,690
Net Current Assets	2,968,126	2,425,824	1,795,109	1,786,220	2,144,332
Total Assets	5,196,808	4,525,367	3,653,372	3,119,840	3,705,002
Total Stockholders' Equity	4,114,591	3,715,317	3,024,813	2,697,809	3,132,385

Years Ended March 31, (In thousands, except per share data)	2009	2008	2007	2006	2005
Summary of Operations:
Net Sales	$3,636,055	$3,501,802	$3,183,324	$2,793,934	$3,052,408
Other Income	286,727	334,527	258,461	168,456	107,231
Costs and Expenses	2,952,248	2,625,932	2,732,941	2,092,878	1,974,884
Income Before Income Tax Expense	970,534	1,210,397	708,844	869,512	1,184,755
Income Tax Expense	202,791	242,464	254,741	160,998	345,950
Net Income	767,743	967,933	454,103	708,514	838,805
Net Income Per Share:
Basic	$2.53	$3.08	$1.43	$2.11	$2.30
Diluted	$2.52	$3.06	$1.41	$2.08	$2.25
Weighted Average Number of
Common and Common
Equivalent Shares
Outstanding:
Basic	303,609	314,660	318,539	335,912	363,991
Diluted	304,400	316,133	322,781	340,321	372,090

No dividends were paid on common shares in any period.