Form 10-K, Exhibit 13
period 2010-03-31
FOREST LABORATORIES INC
filed 2010-05-26
CIK 38074

                                                                                                 EXHIBIT 13

QUARTERLY STOCK MARKET PRICES
	High	Low
April-June 2008	41.27	31.75
July-September 2008	39.02	26.17
October-December 2008	28.33	19.23
January-March 2009	27.15	18.37
April-June 2009	25.49	20.93
July-September 2009	29.82	23.32
October-December 2009	32.76	27.02
January-March 2010	33.10	28.27

As of May 21, 2010 there were 1,203 stockholders of record of the Company's common stock.

SELECTED FINANCIAL DATA
March 31, (In thousands)	2010	2009	2008	2007	2006
Financial position:
Current assets	$4,579,191	$3,785,954	$3,036,649	$2,422,717	$2,207,187
Current liabilities	979,646	817,828	610,825	627,608	420,967
Net current assets	3,599,545	2,968,126	2,425,824	1,795,109	1,786,220
Total assets	6,223,531	5,196,808	4,525,367	3,653,372	3,119,840
Total stockholders' equity	4,889,907	4,114,591	3,715,317	3,024,813	2,697,809

Years Ended March 31, (In thousands, except per share data)	2010	2009	2008	2007	2006
Summary of operations:
Net sales	$3,903,524	$3,636,055	$3,501,802	$3,183,324	$2,793,934
Other income	289,338	286,727	334,527	258,461	168,456
Costs and expenses	3,242,176	2,952,248	2,625,932	2,732,941	2,092,878
Income before income tax expense	950,686	970,534	1,210,397	708,844	869,512
Income tax expense	268,303	202,791	242,464	254,741	160,998
Net income	682,383	767,743	967,933	454,103	708,514
Net income per share:
Basic	$2.25	$2.52	$3.07	$1.43	$2.11
Diluted	$2.25	$2.52	$3.06	$1.41	$2.08
Weighted average number of
common and common
equivalent shares
outstanding:
Basic	303,386	304,363	314,949	318,539	335,912
Diluted	303,781	305,121	316,412	322,781	340,321