Form 10-K, Exhibit 13
period 2011-03-31
FOREST LABORATORIES INC
filed 2011-05-27
CIK 38074

EXHIBIT 13

QUARTERLY STOCK MARKET PRICES
	High	Low
April-June 2009	25.49	20.93
July-September 2009	29.82	23.32
October-December 2009	32.76	27.02
January-March 2010	33.10	28.27
April-June 2010	32.91	24.17
July-September 2010	31.84	26.69
October-December 2010	34.17	30.68
January-March 2011	34.59	30.03

As of May 25, 2011 there were 1,138 stockholders of record of the Company's common stock.

SELECTED FINANCIAL DATA
March 31, (In thousands)	2011	2010	2009	2008	2007
Financial position:
Current assets	$5,259,672	$4,579,192	$3,785,954	$3,036,649	$2,422,717
Current liabilities	937,861	979,649	817,828	610,825	627,608
Net current assets	4,321,813	3,599,543	2,968,126	2,425,824	1,795,109
Total assets	6,922,454	6,223,531	5,196,808	4,525,367	3,653,372
Total stockholders' equity	5,498,877	4,889,907	4,114,591	3,715,317	3,024,813

Years Ended March 31, (In thousands, except per share data)	2011	2010	2009	2008	2007
Summary of operations:
Net sales	$4,213,126	$3,903,524	$3,636,055	$3,501,802	$3,183,324
Other income	206,574	289,338	286,727	334,527	258,461
Costs and expenses	3,081,964	3,242,176	2,952,248	2,625,932	2,732,941
Income before income tax expense	1,337,736	950,686	970,534	1,210,397	708,844
Income tax expense	290,966	268,303	202,791	242,464	254,741
Net income	1,046,770	682,383	767,743	967,933	454,103
Net income per share:
Basic	$3.60	$2.25	$2.52	$3.08	$1.43
Diluted	$3.59	$2.25	$2.52	$3.06	$1.41
Weighted average number of
common and common
equivalent shares
outstanding:
Basic	291,058	303,386	304,363	314,949	318,539
Diluted	291,175	303,781	305,121	316,412	322,781