Form 10-K, Exhibit 13
period 2012-03-31
FOREST LABORATORIES INC
filed 2012-05-25
CIK 38074

EXHIBIT 13

QUARTERLY STOCK MARKET PRICES
	High	Low
April-June 2010	32.91	24.17
July-September 2010	31.84	26.69
October-December 2010	34.17	30.68
January-March 2011	34.59	30.03
April-June 2011	40.52	32.05
July-September 2011	40.35	30.26
October-December 2011	32.66	28.47
January-March 2012	35.06	30.57

As of May 24, 2012 there were 1,057 stockholders of record of the Company's common stock.

SELECTED FINANCIAL DATA
March 31, (In thousands)	2012	2011	2010	2009	2008
Financial position:
Current assets	$3,586,195	$5,259,673	$4,579,191	$3,785,954	$2,907,504
Current liabilities	929,309	937,858	979,646	817,828	610,825
Net current assets	2,656,886	4,321,815	3,599,545	2,968,126	2,296,679
Total assets	7,491,755	6,922,454	6,223,531	5,196,808	4,525,367
Total stockholders' equity	5,676,817	5,498,880	4,889,907	4,114,591	3,715,317

Years Ended March 31, (In thousands, except per share data)	2012	2011	2010	2009	2008
Summary of operations:
Net sales	$4,392,548	$4,213,126	$3,903,524	$3,636,055	$3,501,802
Other income	193,496	206,574	289,338	286,727	334,527
Costs and expenses	3,348,356	3,081,964	3,242,176	2,952,248	2,625,932
Income before income tax expense	1,237,688	1,337,736	950,686	970,534	1,210,397
Income tax expense	258,630	290,966	268,303	202,791	242,464
Net income	979,058	1,046,770	682,383	767,743	967,933
Net income per share:
Basic	$3.58	$3.60	$2.25	$2.52	$3.07
Diluted	$3.57	$3.59	$2.25	$2.52	$3.06
Weighted average number of
common and common
equivalent shares
outstanding:
Basic	273,561	291,058	303,386	304,363	314,949
Diluted	274,016	291,175	303,781	305,121	316,412